UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Kimbell Royalty Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R 102

(CUSIP Number)

T. Scott Martin

President

Rivercrest Royalties Holdings II, LLC

777 Taylor Street, Suite 810

Fort Worth, Texas 76102

(817) 945-9700

Bryan H. Lawrence

Yorktown Energy Partners X, L.P.

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2100

Copies to:

Jeff M. Dobbs Mayer Brown LLP 700 Louisiana Street, Suite 3400 Houston, Texas 77002 (713) 238-3000	Ann Marie Cowdrey Thompson & Knight LLP One Arts Plaza 1722 Routh Street, Suite 1500 Dallas, Texas 75201-2533 (214) 969-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Rivercrest Royalties Holdings II, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 124,168(1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 124,168

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 124,168

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.5%(2)

(14)	Type of Reporting Person (See Instructions) OO

(1)              Consists of 124,168 common units representing limited partner interests (“Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”).

(2)              Based on 23,095,403 Common Units outstanding as of April 23, 2019, as provided to the Yorktown Reporting Persons (as defined below) and Rivercrest Royalties Holdings II, LLC (“Holdings II” and, together with the Yorktown Reporting Persons, the “Reporting Persons”) by the Issuer.

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Yorktown Energy Partners X, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 940,461

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 940,461

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 940,461(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 4.1%(2)

(14)	Type of Reporting Person (See Instructions) PN

(1)              Consists of (a) 124,168 Common Units directly owned by Holdings II and (b) 816,293 Common Units directly owned by Yorktown Energy Partners X, L.P., a Delaware limited partnership (“Yorktown”). Yorktown is a member of Holdings II and currently owns a majority of the outstanding units in Holdings II. Under the terms of Holdings II’s governing agreements, Yorktown has the ability to elect or remove members of the Board of Managers of Holdings II for so long as Yorktown owns a majority of the outstanding units in Holdings II. Yorktown, therefore, could appoint a majority of the members of the Board of Managers of Holdings II. Yorktown X Company LP, a Delaware limited partnership (“Yorktown Company”), is the sole general partner of Yorktown. Yorktown X Associates LLC, a Delaware limited liability company (“Yorktown Associates” and together with Yorktown and Yorktown Company, the “Yorktown Reporting Persons”), is the sole general partner of Yorktown Company.

As a result, each of the Yorktown Reporting Persons may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the securities owned by Holdings II. Each of the Yorktown Reporting Persons disclaims beneficial ownership of the securities owned by Holdings II except to the extent of its pecuniary interest therein.

(2)              Based on 23,095,403 Common Units outstanding as of April 23, 2019, as provided to the Reporting Persons by the Issuer.

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Yorktown X Company LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 940,461

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 940,461

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 940,461 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 4.1%(2)

(14)	Type of Reporting Person (See Instructions) PN

(1)              Consists of (a) 124,168 Common Units directly owned by Holdings II and (b) 816,293 Common Units directly owned by Yorktown. Yorktown is a member of Holdings II and currently owns a majority of the outstanding units in Holdings II. Under the terms of Holdings II’s governing agreements, Yorktown has the ability to elect or remove members of the Board of Managers of Holdings II for so long as Yorktown owns a majority of the outstanding units in Holdings II. Yorktown, therefore, could appoint a majority of the members of the Board of Managers of Holdings II. Yorktown Company is the sole general partner of Yorktown. Yorktown Associates is the sole general partner of Yorktown Company. As a result, each of the Yorktown Reporting Persons may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the securities owned by Holdings II. Each of the Yorktown Reporting Persons disclaims beneficial ownership of the securities owned by Holdings II except to the extent of its pecuniary interest therein.

(2)              Based on 23,095,403 Common Units outstanding as of April 23, 2019, as provided to the Reporting Persons by the Issuer.

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Yorktown X Associates LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 940,461

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 940,461

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 940,461 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 4.1%(2)

(14)	Type of Reporting Person (See Instructions) OO

(1)              Consists of (a) 124,168 Common Units directly owned by Holdings II and (b) 816,293 Common Units directly owned by Yorktown. Yorktown is a member of Holdings II and currently owns a majority of the outstanding units in Holdings II. Under the terms of Holdings II’s governing agreements, Yorktown has the ability to elect or remove members of the Board of Managers of Holdings II for so long as Yorktown owns a majority of the outstanding units in Holdings II. Yorktown, therefore, could appoint a majority of the members of the Board of Managers of Holdings II. Yorktown Company is the sole general partner of Yorktown. Yorktown Associates is the sole general partner of Yorktown Company. As a result, each of the Yorktown Reporting Persons may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the securities owned by Holdings II. Each of the Yorktown Reporting Persons disclaims beneficial ownership of the securities owned by Holdings II except to the extent of its pecuniary interest therein.

(2)              Based on 23,095,403 Common Units outstanding as of April 23, 2019, as provided to the Reporting Persons by the Issuer.

Preliminary Statement

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D previously filed by Rivercrest Royalties Holdings II, LLC, a Delaware limited liability company (“Holdings II”), Yorktown Energy Partners X, L.P., a Delaware limited partnership (“Yorktown”), Yorktown X Company LP, a Delaware limited partnership (“Yorktown Company”), and Yorktown X Associates LLC, a Delaware limited liability company (“Yorktown Associates” and together with Holdings II, Yorktown and Yorktown Company, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on December 31, 2018, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 14, 2019 (as amended, the “Original Schedule 13D,” and the Original Schedule 13D as amended by this Amendment, the “Schedule 13D”), with respect to common units representing limited partner interests (“Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”), issued to Holdings II. Except as otherwise specified in this Amendment, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used herein that are not defined herein have the meanings given to them in the Original Schedule 13D.

As set forth below, as a result of the transactions described herein, the Reporting Persons no longer beneficially own more than five percent of the outstanding Common Units. Consequently, this Amendment constitutes the final amendment to the Schedule 13D and an exit filing for each of the Reporting Persons.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following information to the end of Item 3:

“On April 23, 2019, pursuant to a unanimous written consent executed by its Board of Managers, Holdings II distributed 1,117,511 Common Units to its members, on a pro rata basis and for no consideration (the “Distribution”), in accordance with the provisions of its Limited Liability Company Agreement, dated November 19, 2018. Following the Distribution, Holdings II directly owned 124,168 Common Units, representing the Common Units deposited into escrow in connection with the Dropdown, and Yorktown (a) beneficially owned 124,168 Common Units, representing the Common Units held directly by Holdings II, and (b) directly owned 816,293 Common Units received as a result of the Distribution based on its membership interest in Holdings II.”

Item 4.   Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

“On April 23, 2019, pursuant to a unanimous written consent executed by its Board of Managers, Holdings II completed the Distribution, in accordance with the provisions of its Limited Liability Company Agreement, dated November 19, 2018. Following the Distribution, Holdings II directly owned 124,168 Common Units, representing the Common Units deposited into escrow in connection with the Dropdown, and Yorktown (a) beneficially owned 124,168 Common Units, representing the Common Units held directly by Holdings II, and (b) directly owned 816,293 Common Units received as a result of the Distribution based on its membership interest in Holdings II. Yorktown Company is the sole general partner of Yorktown, and Yorktown Associates is the sole general partner of Yorktown Company. As a result of the Distribution, the Reporting Persons ceased to beneficially own more than five percent of the Common Units or any other securities of the Issuer. Each of the Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on, as applicable, such Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

(a)           None.

(b)           None.

(c)           None.

(d)           None.

(e)           None.

(f)            None.

(g)           None.

(h)           None.

(i)            None.

(j)            Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in paragraphs (a) through (i), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.”

Item 5.   Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated in its entirety as follows:

“(a)         The information set forth in Items 11 and 13 of the cover pages hereto is incorporated herein by reference. The ownership percentages set forth in Item 13 are calculated pursuant to Rule 13d-3 of the Act and are based on 23,095,403 Common Units outstanding as of April 23, 2019, as provided to the Reporting Persons by the Issuer. See Exhibit 99.2 for the aggregate number of Common Units beneficially owned by the Covered Individuals. Mr. George Wiegers beneficially owns 1.6% of the Common Units, and each of the other Covered Individuals beneficially owns less than one percent of the Common Units. The filing of this Amendment shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, it is the beneficial owner of any securities covered by this Amendment other than securities owned of record by such Reporting Person. Except as indicated in Item 4, this Item 5 or as set forth in Exhibit 99.2, neither the Reporting Persons nor, to the best of their knowledge, any of the Covered Individuals owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented by adding the following paragraphs to the end of Item 6:

“Amended and Restated Registration Rights Agreement

On March 25, 2019, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”) with certain of the Sellers and other parties thereto. The Amended and Restated Registration Rights Agreement amended and consolidated the Registration Rights Agreement (described in this Item 6) and the Registration Rights Agreement, dated as of July 12, 2018, by and among the Issuer and certain Exchanging Unitholders, and set forth registration rights of certain additional unitholders of the Issuer. Pursuant to the terms of the Amended and Restated Registration Rights Agreement, the Issuer is obligated to, among other things, prepare a shelf registration statement or an amendment to its existing shelf registration statement, in either event, with respect to the resale of the Common Units issued or issuable upon the exchange of the Opco Common Units and a corresponding number of Class B Units issued in connection with the Dropdown and certain other transactions. On March 21, 2019, the Issuer’s Registration Statement on Form S-3 (File No. 333-229417), filed with the SEC pursuant to the Issuer’s obligations to the Sellers under the Amended and Restated Registration Rights Agreement, was declared effective.

References to, and descriptions of, the Amended and Restated Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Amended and Restated Registration Rights Agreement attached hereto as Exhibit 99.14, which is incorporated in its entirety in this Item 6.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“Exhibit No.	Exhibit Description
99.1

Joint Filing Agreement, dated as of February 14, 2019, by and among the Reporting Persons (filed as Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the SEC on February 14, 2019 and incorporated herein in its entirety by reference).

99.2	Additional Information Regarding Reporting Persons and Covered Individuals (filed herewith).

99.3

Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 7, 2017 and incorporated herein in its entirety by reference).

99.4

Form of Restricted Unit Award Agreement under the Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 11, 2017 and incorporated herein in its entirety by reference).

99.5

First Amendment to the Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

99.6

First Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of February 8, 2017 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2017 and incorporated herein in its entirety by reference).

99.7

Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, the General Partner, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, Kimbell Royalty Holdings, LLC and the other parties named therein (filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-215458), as amended, initially filed with the SEC on January 6, 2017 and incorporated herein in its entirety by reference).

99.8

Recapitalization Agreement, dated as of July 24, 2018, by and among the Exchange Right Holders (as defined therein), the Issuer, the General Partner, the Operating Company and Haymaker Resources, LP (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 27, 2018 and incorporated herein in its entirety by reference).

99.9

Exchange Agreement, dated as of September 23, 2018, by and among Haymaker Minerals & Royalties, LLC, EIGF Aggregator III LLC, TE Drilling Aggregator LLC, Haymaker Management, LLC, Kimbell Art Foundation, the Issuer, the General Partner and the Operating Company (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

99.10

Third Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 23, 2018 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

99.11

First Amended and Restated Limited Liability Company Agreement of the Operating Company, dated as of September 23, 2018 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

99.12

Purchase and Sale Agreement, dated as of November 20, 2018, by and among Rivercrest Capital Partners LP, Kimbell Art Foundation, Cupola Royalty Direct, LLC, Holdings II, the Issuer and the Operating Company (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 23, 2018 and incorporated herein in its entirety by reference).

99.13

Registration Rights Agreement, dated as of December 20, 2018, by and among the Issuer, Rivercrest Capital Partners LP, Kimbell Art Foundation, Cupola Royalty Direct, LLC and Holdings II (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 28, 2018 and incorporated herein in its entirety by reference).

99.14

Amended and Restated Registration Rights Agreement, dated as of March 25, 2019, by and among the Issuer, EIGF Aggregator III LLC, TE Drilling Aggregator LLC, Haymaker Management, LLC, Haymaker Minerals & Royalties, LLC, AP KRP Holdings, L.P., ATCF SPV, L.P., Zeus Investments, L.P., Apollo Kings Alley Credit SPV, L.P., Apollo Thunder Partners, L.P., AIE III Investments, L.P., Apollo Union Street SPV, L.P., Apollo Lincoln Private Credit Fund, L.P., Apollo SPN Investments I (Credit), LLC, AA Direct, L.P., PEP I Holdings, LLC, PEP II Holdings, LLC, PEP III Holdings, LLC, Cupola Royalty Direct, LLC, Kimbell Art Foundation and Rivercrest Capital Partners LP (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 26, 2019 and incorporated herein in its entirety by reference).”

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: May 9, 2019

RIVERCREST ROYALTIES HOLDINGS II, LLC

By:	/s/ T. Scott Martin
T. Scott Martin, President

YORKTOWN ENERGY PARTNERS X, L.P.

By:	Yorktown X Company LP,
its general partner

	By:	Yorktown X Associates LLC,
its general partner

		By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager

YORKTOWN X COMPANY LP

By:	Yorktown X Associates LLC,
its general partner

	By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager

YORKTOWN X ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager